EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three Months Ended June 30, 2014	For the Six Months Ended June 30, 2014

Earnings before income taxes	$733	$856

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(33)	(60)
Dividends from less than 50% owned affiliates	3	60
Fixed charges	255	515
Interest capitalized, net of amortization	(1)	(1)

Earnings available for fixed charges	$957	$1,370

Fixed charges:
Interest incurred:
Interest expense	$234	$474
Capitalized interest	1	1

	235	475
Portion of rent expense deemed to represent interest factor	20	40

Fixed charges	$255	$515

Ratio of earnings to fixed charges	3.8	2.7